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SEC FILE NUMBER
8-66719

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Orchard Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

365 Garden Grove Lane, Suite 100
(No. and Street)

Pleasant Grove	Utah	84062
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Adrienne Yost Hart	(215) 816-2800	ahart@orchardsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2300 South	Salt Lake City	Utah	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin C. Bradburn, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Orchard Securities, LLC, as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JANEAN BAXTER
Notary Public State of Utah
My Commission Expires on:
September 12, 2027
Comm. Number: 733104

Signature: [signature]

Title:
Chief Executive Officer

[signature: Janean Baxter]
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Haynie & Company
Certified Public Accountants & Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Orchard Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Orchard Securities, LLC as of June 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Orchard Securities, LLC as of June 30, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Orchard Securities, LLC's management. Our responsibility is to express an opinion on Orchard Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Orchard Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie & Company

Haynie & Company
Salt Lake City, UT
August 23, 2024

We have served as Orchard Securities, LLC's auditor since 2023.

ORCHARD SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED JUNE 30, 2024

ASSETS	June 30, 2024
Current Assets	
Cash and Cash Equivalents	$ 575,103
Accounts Receivable, Net	1,284,207
Receivables from Related Parties	23,719
Other Current Assets	2,050
Total Current Assets	**1,885,079**
Fixed Assets	
Office Equipment	41,121
Software	490,000
Accumulated Amortization/Depreciation	(266,121)
Total Fixed Assets	**265,000**
Other Assets	
Goodwill	55,000
Total Other Assets	**55,000**
TOTAL ASSETS	**$ 2,205,079**
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Accounts Payable	$ 35,684
Payables to Related Parties	73,803
Total Current Liabilities	**109,487**
Total Liabilities	**109,487**
Members' Equity	**2,095,592**
Total Liabilities and Members' Equity	**$ 2,205,079**

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Description of Business

General

Orchard Securities, LLC ("Company"), a Utah limited liability company, is organized and registered to engage in securities business as a broker-dealer in all 50 states and the District of Columbia under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation, and is registered with the United States Securities & Exchange Commission ("SEC").

The owner of the Company purchased an existing broker-dealer in March 2006, and as an equity contribution contributed all membership interests in the purchased broker-dealer to the Company. Formal approval to operate as a broker-dealer and to conduct securities business as the newly formed broker-dealer was granted from FINRA on October 3, 2006 and from the State of Utah on October 12, 2006.

As an LLC, the equity structure is similar to a partnership while the owners/members are afforded legal liability protection similar to a corporation.

The Company is primarily engaged in providing underwriting services related to the private placement of real estate securities.

In the third quarter of 2022 the Company received approval from the SEC and FINRA to shift its year end from December 31 to June 30.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

Revenues and expenses are recorded when all significant items relating to the securities transactions have been completed and the income is reasonably determinable. The Company uses the accrual method of accounting. The Company does not participate in any proprietary securities transactions.

Commissions

The Company's accounting policy is to recognize revenue from broker-dealer sales commissions received when the following criteria are met: (1) contract with the customer has been identified, (2) performance of the obligations in the contract have been identified; (3) transaction price has been determined; (4) transaction price has been appropriately tied to the performance obligations; (5) performance obligations are satisfied; and (6) the applicable closing has occurred which is related to the revenue.

Underwriting and Selling

The Company's accounting policy is to recognize revenue when the following criteria are met: (1) contract with the customer has been identified, (2) performance of the obligations in the contract have been identified; (3) transaction price has been determined; (4) transaction price has been appropriately tied to the performance obligations; (5) performance obligations are satisfied; and (6) the applicable closing has occurred which is related to the revenue.

Maintenance Fees

With respect to maintenance fees, the Company will recognize such revenue when the following criteria are met: (1) contract with the customer has been identified, (2) performance of the obligations in the contract have been identified; (3) transaction price has been determined; (4) transaction price has been appropriately tied to the performance obligations; (5) performance obligations are satisfied; (6) the applicable closing has occurred which is related to the revenue, and (7) all contingencies and other obstacles to payment have been cleared.

Marketing Income

With respect to marketing income, from time to time the Company will enter into agreements with its customers to provide marketing services that may include the performance of due diligence activities and research services. The Company will recognize such revenue when the obligation to perform such services has been completed.

Cash and Cash Equivalents

For purposes of the statements of financial condition, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. Cash consists of bank deposits with one FDIC-insured institution and one NCUA-insured institution. At June 30, 2024 the Company had bank deposits in excess of FDIC limits of $648,512.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties and for services provided. The Company regularly reviews its accounts receivable and makes provisions for potentially uncollectible balances. For 2024, the Company adopted the Aging Method to determine collectability. At June 30, 2024, management evaluated the collectability of the receivables and determined $285,019 of the receivables were not collectible and an allowance was recorded.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of equipment, which range between three and seven years. Depreciation for the year ended June 30, 2024 was $1,429.

Intangible Assets

During the current fiscal year, software improvements were purchased for $40,000 and amortized at $135,000. Amortization is computed using the straight-line method over a 5 year amortization period.

Advertising Expense

Advertising expenses are expensed as incurred. The Company's advertising expense was $14,718 for the year ending June 30, 2024. These costs are included in Office Overhead and Operating expenses.

Rent Expense

The Company's rent expense for its office space was $66,550 for the year ending June 30, 2024. The Company continues a rental agreement with Summit Fulfillment Services, a related party, on a month-to-month agreement. As such, the effects of ASC 2016-02 Topic 842, Leases, is not applicable to the Company.

Goodwill

Goodwill represents the excess of the amount paid over the fair market value of net assets acquired in a business combination. In accordance with accounting standards, goodwill and other indefinite lived intangible assets are no longer amortized but are reviewed annually for impairment. As of June 30, 2024 the Company deemed no impairment of goodwill.

Income Taxes

The Company is taxed as a limited liability company, and as such, all profits and losses are passed through to the individual members. However, the Company records and pays state franchise taxes and other required taxes to CA, CO, CT, IL and TN annually as recorded in the financial statements. The Company follows the provisions of FASB Accounting Standards Codification (ASC) Subtopic 740-10 Accounting for Uncertainty in Income Taxes. For June 30, 2024 management has determined that there are no material uncertain income tax provisions.

Financial Instruments

Financial Instruments include accounts receivable and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which were determined by their near-term nature or by comparable financial instruments' market value.

New and Recent Accounting Pronouncements

The Company has evaluated all new and recent accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies. These pronouncements either do not require adoption until a future date or are not expected to have a material impact on the Company's financial statements upon adoption.

Note 3 – Related Party Transactions

As of June 30, 2024 the amounts due from the related parties owned by shareholders was $23,719 and is contained in the "Receivables from Related parties" on the Statements of Financial Condition. As of June 30, 2024 the Company paid Wholesaling Fees, Commissions, and Professional Fees to related parties in the amount of $12,659,749. As of June 30, 2024 amounts due to related parties owned by shareholders totaled $73,803 derived from Wholesaling Fees, and is contained in the "Payables to Related Parties" on the Statement of Financial Condition.

Note 4 – Goodwill

As stated in Note 1, during 2006 the owners of the Company purchased an unrelated broker-dealer registered with the NASD. Upon close of the purchase, the ownership interest was transferred to the Company. After the NASD approved the transfer of registration from the purchased broker-dealer to the Company, the purchased broker-dealer was dissolved. The entire purchase price of $55,000 was allocated to goodwill since the purchased broker-dealer had no tangible assets on the date of the purchase.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At June 30, 2024, the Company had net capital of $465,616 which was $458,316 in excess of its required net capital of $7,300. The Company's aggregate indebtedness to net capital was .24 to 1.

Note 6 – Reserve Requirements

A computation for determination of reserve requirements and information relating to the possession or control of securities as specified by Rule 15c3-3 and rule 117a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by the SEC staff. During the reporting period, the Company did not (1) directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts as defined in Rule 15c3-3.

Note 7 – Commitments and Contingencies

In October 2019 the Company was named as a defendant, along with 90 other individuals and entities, in an attempted class action lawsuit by the Kinnie Ma Individual Retirement Account (the "Lead Plaintiff") regarding GPB Capital Holdings, LLC and its affiliates ("GPB") which was filed in the U.S. District Court for the Western District of Texas (the "Attempted Class Action"). Orchard sold GPB products totaling $2.8 million to 47 investors with an average investment amount of less than $60,000. These transactions took place from August 2016 through June 2017.

To date, the Company is not aware that any of its investors have opted to become a member of the class. Furthermore, as of August 2024, the class has not been certified and the action was stayed while a related criminal action was finalized by the U.S. Department of Justice along with the U.S. Securities and Exchange Commission. On August 1, 2024 a federal jury convicted the founder and Chief Executive Officer of GPB along with a related investment adviser, Ascendant Capital, LLC, and its chief executive, on all counts of an indictment charging a conspiracy to commit securities fraud, conspiracy to commit wire fraud and securities fraud. Sentencing will occur in the coming months. With the conclusion of the criminal action the Attempted Class Action may commence at some point in 2025.

It should be noted that in the highly unlikely event that liability was to accrue to the Company, the Company has insurance policies in place that it believes will provide adequate coverage related to its involvement with GPB. Furthermore, its insurance carrier is aware of the matter.

Note 8 – Subsequent Events

The Company evaluated all events or transactions that occurred after June 30, 2024 through the date these financial statements were available to be issued. During this period, the Company did not have any material, or recognizable, subsequent events. This includes no significant legal matters, fraud, purchase/sales agreements related to Orchard, or any other significant matters.